

KUALA LUMPUR KEPONG BERHAD

(15043-V)
(Website : www.klk.com.my)



BY COURIER

Our Ref : KLK/SE

29 August 2003


SEC MAIL PROCESSING
RECEIVED
SEP 02 2003
WASH. D.C.
155
SECTION

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States of America

Dear Sirs

ANNOUNCEMENT : FILE NO. 82-5022
Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934

We enclose a copy of the following announcements which were made to Kuala Lumpur Stock Exchange, Malaysia for your records :

DATE	TITLE
	GENERAL ANNOUNCEMENT
19 August 2003	Disposal of Subsidiary, Ecemex S.A. DE C.V.
28 August 2003	Acquisition of Shares by Crabtree & Evelyn Holdings Ltd in Crabtree & Evelyn Philippines Inc.
	CHANGES IN SUBSTANTIAL SHAREHOLDER'S INTEREST PURSUANT TO FORM 29B OF THE COMPANIES ACT, 1965
22 August 2003	Employees Provident Fund Board (2 sets)
29 August 2003	Dato' Lee Soon Hian
29 August 2003	Employees Provident Fund Board
	CHANGES IN DIRECTOR'S INTEREST PURSUANT TO SECTION 135 OF THE COMPANIES ACT, 1965
29 August 2003	Dato' Lee Soon Hian

Kindly acknowledge receipt of the enclosures at the e-mail address stanleylim@klk.com.my. Please quote the date of our letter in your acknowledgement.

Yours faithfully
KUALA LUMPUR KEPONG BERHAD

[J. C. Lim]
Company Secretary

cc JP Morgan Chase Bank
32nd Floor, One International Finance Centre
No. 1 Harbour View Street, Central, Hong Kong

Attention : Ms Tintin Subagyo

sh/adr/aug03



Form Version 2.0

General Announcement

Submitted by **KUALA LUMPUR KEPONG** on **19/08/2003 04:08:19 PM**
Reference No **KL-030819-9DA3A**



SEC MAIL PROCESSING
RECEIVED
SEP 0 2 2003
WASH, D.C. 155 SECTION

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
DISPOSAL OF SUBSIDIARY, ECEMEX S.A. DE C.V. ("ECEMEX")

* **Contents :-**

KLK wishes to advise that its wholly-owned subsidiary, Crabtree & Evelyn Holdings Ltd, has disposed of its entire 60.8% interest consisting of 541,818 shares of Pesos 10 each in the Mexican joint venture company, Ecemex, on 15 August 2003 for a consideration of US$160,000. Following this disposal, Ecemex ceased to be a subsidiary in the KLK Group.

The original cost of investment in the subsidiary was £446,000.

Based on its latest audited accounts as at 30 September 2002, Ecemex had a negative net tangible asset of £714,000 with accumulated losses of £873,000.

The above disposal resulted in an exceptional gain of £200,000 which will not have any material effect on KLK Group's earnings per share and net tangible assets based on KLK's latest accounts as at 30 September 2002.

Save through KLK, none of the Directors, substantial shareholders of KLK or persons connected with them has any interest, direct or indirect, in the disposal of Ecemex.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

sh



Form Version 2.0

General Announcement

Submitted by KUALA LUMPUR KEPONG on 28/08/2003 05:01:52 PM
Reference No KL-030828-0DE8A

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Kuala Lumpur Kepong Berhad
* Stock name	:	KLK
* Stock code	:	2445
* Contact person	:	J.C. Lim
* Designation	:	Company Secretary

* Type : ● Announcement ○ Reply to query

* Subject :

ACQUISITION OF SHARES BY CRABTREE & EVELYN HOLDINGS LTD IN CRABTREE & EVELYN PHILIPPINES INC. ("CEPI")

* **Contents :-**

Pursuant to the KLSE Listing Requirements Paragrahps 10.08 and 10.07, KLK wishes to advise that its wholly-owned subsidiary, Crabtree & Evelyn Holdings Ltd, has acquired the remaining 30% interest consisting of 30,000 common shares at Php 100 par value each in the Philippines joint venture company, CEPI from the minority shareholder, ZCM Corporation (formerly known as Zeullig Classics Marketing Corporation) for a consideration of Php 1,000,000 (equivalent of approximately RM68,000). Following this acquisition, CEPI is now a wholly-owned subsidiary in the KLK Group.

The principal activity of CEPI is wholesaling of Crabtree & Evelyn products in the Philippines.

Based on its latest audited accounts as at 30 September 2002, CEPI has a net tangible asset of Php 4,777,987.

The above acquisiton will not have any material effect on KLK Group's earnings per share and net tangible assets based on KLK's latest accounts as at 30 September 2002

Save through KLK, none of the Directors, substantial shareholders of KLK or persons connected with them has any interest, direct or indirect, in the acquisition of shares in CEPI.

LJC/sh

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 22/08/2003 04:03:26 PM
Reference No KL-030822-C356A

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Employees Provident Fund Board**
* Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no.	:	**EPF ACT 1991**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

as above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* 14/08/2003	* 223,200	

* Circumstances by reason of which change has occurred	:	**Purchase of shares on open market**
* Nature of interest	:	**Direct**
Direct (units)	:	**40,684,600**
Direct (%)	:	**5.73**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	

* **Total no of securities after change** : **40,684,600**

* Date of notice : **15/08/2003**

Remarks :
fsc



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **22/08/2003 04:03:23 PM**
Reference No **KL-030822-C3569**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial Securities Holder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder : **as above**

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **12/08/2003**	* **121,500**	

* Circumstances by reason of which change has occurred : **Purchase of shares on open market**
* Nature of interest : **Direct**

Direct (units) : **40,461,400**
Direct (%) : **5.7**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :

* **Total no of securities after change** : **40,461,400**

* Date of notice : **13/08/2003**

Remarks :
fsc



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **29/08/2003 10:04:07 AM**
Reference No **KL-030829-B1915**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J.C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial Securities Holder

*	Name	: **Dato' Lee Soon Hian**
*	Address	: **11 Jalan Gopeng, 30250 Ipoh**
*	NRIC/passport no/company no.	: **570807-08-6365**
*	Nationality/country of incorporation	: **Malaysian**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

As above stated

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **20/08/2003**	* **70,000**	
Acquired	**21/08/2003**	**80,000**	
Acquired	**25/08/2003**	**250,000**	

*	Circumstances by reason of which change has occurred	: **Direct Interest**
*	Nature of interest	: **Direct**
	Direct (units)	: **400,000**
	Direct (%)	: **0.06**
	Indirect/deemed interest (units)	: **329,577,600**
	Indirect/deemed interest (%)	: **46.42**
*	**Total no of securities after change**	: **329,977,600**

* Date of notice : 26/08/2003 

Remarks :
sh



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **29/08/2003 10:04:10 AM**
Reference No **KL-030829-B1916**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial Securities Holder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :
as above

Details of changes

	Type of transaction		Date of change		No of securities	Price transacted (RM)
*	**Acquired**	*	**19/08/2003**	*	**210,100**	

* Circumstances by reason of which change has occurred : **Purchase of shares on open market**
* Nature of interest : **Direct**

Direct (units) : **40,894,700**
Direct (%) : **5.76**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :

* **Total no of securities after change** : **40,894,700**

* Date of notice : **19/08/2003**

Remarks :
fsc



Form Version 2.0

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 29/08/2003 10:04:03 AM
Reference No KL-030829-B1914

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of director

* Name	:	**Dato' Lee Soon Hian**
* Address	:	**11 Jalan Gopeng, 30250 Ipoh**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **20/08/2003**	* **70,000**	**6.150**
Acquired	**21/08/2003**	**80,000**	**6.150**
Acquired	**25/08/2003**	**250,000**	**6.080**

Circumstances by reason of which change has occurred	:	**Direct Interest**
Nature of interest	:	**Direct**
Consideration (if any)	:	
Total no of securities after change	:	
Direct (units)	:	400,000
Direct (%)	:	0.06
Indirect/deemed interest (units)	:	329,577,600
Indirect/deemed interest (%)	:	46.42
* Date of notice	:	26/08/2003
Remarks	:	